Press release

                                                           [arcelor MITTAL logo]


           Arcelor Mittal announces sale of Italian long carbon steel production



Rotterdam/Luxembourg, December 13, 2006 - Arcelor Mittal has announced today the agreed sale of Travi e Profilati di Pallanzeno and San Zeno Acciai to Duferco for an Enterprise Value of EUR 117 million, as part of Mittal Steel's commitments to the European Commission during the recommended merger of Arcelor S.A and Mittal Steel N.V.


Travi e Profilati di Pallanzeno (TPP), which is a 100% subsidiary of Arcelor, is a rolling mill located close to the Lago Maggiore in Northern Italy. In 2006 the company is expected to generate a turnover of more than EUR 190 million for an annual production of approximately 500 kt of long carbon steel products. TPP employs approximately 180 employees and its product range comprises light and medium sections up to a size of 300 mm for the construction industry as well as wide flats and angles for the construction industry and track shoes and cutting edges for tractors and earthmovers.


Following Mittal Steel's bid for Arcelor earlier this year, the European Commission identified competition concerns in relation to sections. In response, the company committed to dispose of three European medium/heavy section mills:
Arcelor's Stahlwerk Thuringen and Travi e Profilati di Pallanzeno (Italy), as well as Mittal Steel's section and bar mill Huta Bankowa (Poland). The divestment process for the latter is well engaged. An agreement for the sale of Stahlwerk Thuringen had already been announced on December 6, 2006.


Under the same transaction Arcelor Mittal will also sell its 49.9% stake in the steel plant San Zeno Acciai - Duferco S.p.A. (SZA) (held via TPP) to Duferco. Duferco already holds 50.1% of that business via its wholly owned subsidiary Duferdofin S.p.A.. The plant is located in San Zeno (Brescia), Northern Italy. SZA is a modern electric steel making plant (EAF), recycling steel scrap to produce semi-finished steel products. SZA has so far been selling its semi-finished products to its two shareholders Duferdofin S.p.A. and TPP. In 2005, SZA generated sales of approximately EUR 200 million.


Aditya Mittal, CFO Arcelor Mittal, said: "We are very pleased by this outcome. Travi e Profilati di Pallanzeno is an excellent business and it will have a great future within the Duferco group. The combination is a logical fit as the business already shares an upstream supply source with a Duferco subsidiary."

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Press release

                                                           [arcelor MITTAL logo]


The closing of the transaction is foreseen to take place in early 2007, subject to European Commission approval and applicable antitrust clearances.


About Duferco

Duferco is a global steel trading, distribution and production company. The company was established in 1979 by Bruno Bolfo, Chairman of the Board. In 2005 it generated sales of USD 7,724 billion. In 2005, Duferco produced over 5 million tons of steel.

Duferco is considering new projects that comply with its culture and strategy for low cost production and niche market providers of steel. Duferco intends to focus on the highest level of service to its suppliers and customers wherever located in the world in combining the steel production/processing activities with the global trading knowledge for the benefit of its customers


About Arcelor Mittal

Arcelor Mittal is the world's number one steel company, with 330,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

Arcelor Mittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

Arcelor Mittal key pro forma financials for the first six months of 2006 show combined revenues of USD 43.3 billions, with approximate production capacity of 130 million tonnes a year, representing around 10 per cent of world steel output.


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Contact information Arcelor Mittal Investor Relations
Continental Europe              +352 4792 2414
UK/Asia/Africa                  +44 207 543 1172
Americas                        +1 312 899 3569
Retail                          +352 4792 2434
SRI                             +352 4792 2902
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Contact information Arcelor Mittal Communications
E-mail: press@arcelormittal.com
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Phone: +352 4792 5000
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Arcelor Mittal Corporate Communications                   France
Nicola Davidson                 +44 207 543 1162 / 1172   Sandra  Luneau           +33 1 71 92 00 58
Luc Scheer                      +352 4792 2360            Image 7:
Jean Lasar:                     +352 4792 2359            Tiphaine Hecketsweiler   +33 1 5370 7470
Maitland Consultancy:                                     Spain
Philip Gawith / Lydia Pretzlik  +44 20 7379 5151          Ignacio Agreda           +34 94 489 4162
North America                                             Oscar Fleites            +34 98 512 60 29
Bill Steers                     +1 312 899 3817
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